Exhibit 99.3

BlastGard International Reports
2012 Year-End Results

CLEARWATER FL, April 15, 2013 - BlastGard International (OTCBB: BLGA) reported financial results for the year ended December 31, 2012.

According to BlastGard® Chief Executive Officer Michael Gordon, “We showed significant growth in the fourth quarter, and indeed much of the second half of 2012 through our subsidiary HighCom Security, Inc. HighCom continues to maintain and expand relationships with its strategic partners and key government and military customers. We also made significant steps during 2012 to ensure greater visibility and operating efficiencies in our business, including enhanced forecasting and greater oversight. While most of our revenue in 2012 was generated through HighCom, we have also initiated a number of projects with our strategic partners to fully exploit our BlastWrap technology. Our focus from this point forward is to create revenue and bottom line value for our shareholders.”

For the year ended December 31, 2012, BlastGard International reported consolidated revenues of $3,496,433 as compared to $334,209 for the year ended December 31, 2011. HighCom product sales for 2012 at $3,274,137 represented approximately 94% of total sales for the year.  Our consolidated gross profit for 2012 was $1,133,208 as compared to $72,160 for 2011.  For 2012, the Company had a net income from operations of $19,567 as compared to a loss from operations of $1,718,644 for 2011.  For 2012, our net income was $1,044,967 as compared to a net loss of $3,872,185 for the comparable period of the prior year. In 2012, our net income benefited from a gain on derivative liability of $1,774,584 and other income of $142,658, less interest expenses of $882,685. This resulted in 2012 total other income of $1,034,557 which benefited our 2012 net income. For 2011, we had total other expenses of $2,168,703 primarily as a result of interest expenses of $1,712,241 and a loss on derivative liability of $634,467, partially offset by a $248,754 gain on settlement of debt.

About BlastGard International, Inc.
BlastGard International, Inc. manufactures and markets proprietary blast mitigation materials and its subsidiary HighCom Security, Inc. designs, manufactures and distributes a unique range of leading security products and personal protective gear. The Company's patented BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. BlastGard's core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. HighCom provides a wide range of security products and personal protective gear (including tactical armor) that are tailored and offer protection solutions to specific customer requirements. Given the equipment and ballistic protection solutions provided by HighCom, compliance with the U.S. Department of Commerce, U.S. Department of State, U.S. Department of the Treasury and all other governmental agencies' regulations is a high priority. HighCom has sold its products in the defense and law enforcement sectors and is known for innovative technology, exceptional customer service and superior quality performance. Additional information on BlastGard Defense Group’s companies can be found at http://www.blastgardintl.com and http://www.highcomsecurity.com.

 “Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company's ability to market its products; the Company's ability to obtain additional funding; the Company's ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company's stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact: BlastGard International, Inc., Michael J. Gordon at (727) 592-9400